# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nanobiotix SA, CIK 0001760854
CUSIP: 63009J107
Title of class of securities: Depositary Receipt S ADR
Address of issuer's principal executive offices: 60 RUE DE WATTIGNIES, PARIS, France (I0), 75012
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001839882-23-030179
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 3,532,517; shared voting power 0; sole dispositive power 3,532,517; shared dispositive power 0; aggregate amount beneficially owned 3,532,517 (7% of the class)

## Item 1. Issuer
Name of issuer: Nanobiotix SA
Address of issuer's principal executive offices: 60 RUE DE WATTIGNIES, PARIS, Issuer HQ Province not specified, 75012, FR

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority
Address of principal business office or, if none, residence: Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,532,517
Percent of class: 7.0
Sole power to vote or to direct the vote: 3,532,517
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,532,517
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The ADRs are held by two Qatar Investment Authority wholly owned subsidiaries; QH Oil Investment LLC which holds 3,304,839 ADRs, and Q Dutis Holding LLC which holds 227,678 ADRs.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance (07/29/2026)